Exhibit 6

LICENSE AGREEMENT

THIS INTELLECTUAL PROPERTY LICENSE AGREEMENT (“Agreement”) is made and entered into as of the 8th day of August, 2020 (“Effective Date”) by and among OG Raskal Genetics, LLC, a California limited liability company whose address is 15886 Sedona Drive, Chino Hills, CA 91709 (“Licensor”), SPARTAN PARTNERS LICENSING, LLC, located at 888 W. Big Beaver, Ste 870, Troy, MI 48084 (“Licensee”) and each Licensed Operator (as defined below). Licensor, Licensee and each Licensed Operator may hereinafter also be referred to collectively as the “Parties” or individually as a “Party.”

RECITALS

WHEREAS, Licensor is the owner or exclusive licensee, throughout the world, of the trademarks and related design marks and trade dress identified on Exhibit A attached hereto, as well as the common law owner or permitted licensee of any other common law trademarks, service marks, trade names, and related designs, and all applications and common law rights related to said trademarks (collectively, the “Marks”), and various copyright protected documents, designs, and marketing materials related to the Marks (“Copyrights”), as well as the secret and proprietary know-how (“Know-How”) relating to the cultivation and manufacturing methods, processes, and procedures for the cultivation of cannabis and the manufacture of cannabis products that is offered, advertised, or sold under the Marks. Licensor is also the owner or exclusive licensee of the cannabis plant genetics containing the Know-How, whether in seed or clone form, which are referred to herein as “Genetics” and are identified on Exhibit A. The Genetics are licensed to Licensee and used under permission as part of this Agreement pursuant to the requirements set forth herein, including all quality assurance and quality control provisions and for the term and termination periods and provisions provided under this Agreement. Collectively, the Genetics, Marks, Copyrights, and Know-How shall be referred to herein as the “Licensed IP;”

WHEREAS The Licensed IP is owned or licensed by Licensor (“IP Owner”);

WHEREAS The Genetics are marketed to cultivators and consumers under the Marks, and the Marks have developed substantial goodwill through IP Owner’s and Licensor’s continued use and extensive marketing and advertising of the Genetics in connection with the Mark;

WHEREAS Licensee provides support to commercial cannabis businesses (“Licensed Operators” and each a “Licensed Operator”) as further set forth Exhibit A (“Territory”);

WHEREAS Licensee and the Licensed Operators operate in full compliance with all applicable federal, state, and local laws, rules, and regulations applicable to its business and the activities contemplated herein, excepting as pertains to Federal Cannabis Laws (“Applicable Law”);

WHEREAS Licensee supports one or more Licensed Operators that operates a cultivation facility located (the “Licensed Operator’s Cultivation Premises”), that plants, grows, harvests, dries, cures, grades, and trims cannabis flower (“Licensed Operator’s Cultivation Business”) including but not limited to the cultivation of cannabis to be sold as dried flower and services related thereto in compliance with Applicable Law;

WHEREAS Licensee supports one or more Licensed Operators that operates a manufacturing facility (“Licensed Operator’s Manufacturing Premises”) that manufactures high quality cannabis products (“Licensed Operator’s Manufacturing Business”) in compliance with Applicable Law;

WHEREAS Licensee provides support services to Licensed Operators which operate one (1) or more retail store(s) (“Licensed Operator’s Retail Stores”) in the Territory at such addresses as identified in Exhibit A herein and Licensee desires to sell and, subject to the terms and conditions set forth herein, Licensor desires for such Licensed Operators to sell the Licensed Products at all Licensed Operator’s Retail Stores (“Licensed Operator’s Retail Business”) in compliance with Applicable Law;

WHEREAS Licensee provides support services to Licensed Operators which provide distribution services (“Licensed Operator’s Distribution Business” and together with Licensed Operator’s Cultivation Business, Licensed Operator’s Manufacturing Business, and Licensed Operator’s Retail Business referred to as “Licensed Operator’s Business”) throughout the State of Michigan, United States, (“Distribution Territory”), including but not limited to distribution to Licensed Operator’s Retail Stores, and Licensee desires to distribute and, subject to the terms and conditions set forth herein, Licensor desires for Licensee to distribute the Licensed Products on an exclusive basis to various retail operators throughout the Distribution Territory in compliance with Applicable Law;

WHEREAS Licensee can produce packaging products and related materials branded with the Licensed IP (“Branded Packaging”);

WHEREAS Licensee and each licensed operator who executes that certain joinder agreement in the form set forth on Exhibit C (each a “Licensed Operator”), desires to license from Licensor and, subject to the terms and conditions set forth herein, Licensor desires to license to Licensee and Licensed Operator, the right for Licensed Operator to use the Licensed IP in connection with the planting, growing, harvesting, drying, curing, grading, trimming, marketing and selling of certain dried cannabis flowers incorporating or bearing the Licensed IP and derived from the Genetics as indicated and in connection with manufacturing the products listed on Exhibit A (collectively, the “Licensed Products”), in compliance with Applicable Law; and

WHEREAS, the Parties hereby recognize that the subject matter of this Agreement is lawful under the laws of the State of Michigan.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants set forth herein and other consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree to the following terms and conditions.

1.       GRANT OF LICENSE.

(a)       Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee and each Licensed Operator, solely within the Territory, an exclusive, non-transferable, non-sublicensable license to use the Licensed IP to produce and offer the Licensed Products and Services solely in connection with Licensed Operator’s Cultivation Business and Licensed Operator’s Manufacturing Business, and subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive, non-transferable, non-sublicensable license to use the Licensed IP to sell the Licensed Products and Services to and in various retail outlets in the Distribution Territory during the Term of this Agreement (collectively, the “License”).

(b)       Licensee agrees that it shall make an initial payment to Licensor in the amount of Twenty-Five Thousand and 00/100 Dollars ($25,000) for its exclusive right to the License (the “Initial License Fee”). The Initial License Fee will be paid within five (5) days from the Effective Date.

(c)       The Parties acknowledge and agree that any and all goodwill directly related to the Licensed IP shall inure solely to the benefit of the IP Owner. Licensee shall, at Licensor’s request and expense, execute any documents and provide any testimony Licensor deems reasonably necessary to maintain, protect, or enforce the Licensed IP within or without the Territory.

(b)       Licensee and each Licensed Operator acknowledges and agrees that Licensor may grant licenses similar to the License in the Licensed IP to other Parties outside of the Territory in its sole and absolute discretion.

(e)       Licensee may freely assign or otherwise transfer all or any of its rights, or delegate or otherwise transfer all or any of its obligations or performance under this Agreement to a Related Party without Licensor’s or any Licensed Operator’s consent. For purposes of this Section 1(d) a “Related Party” shall mean to include any person, or entity that controls, or is controlled by, or is jointly controlled by the Licensee or any of Licensee’s beneficiaries, stockholders, partners, owners or affiliates within the Territory.

(f)       Licensee may select a new location for a Licensed Operator to conduct the cultivation or manufacturing of the Licensed Products in its sole and absolute discretion, so long as Licensee and such Licensed Operator can continue to satisfy its obligations for cultivation and manufacturing under this Agreement.

(g)       As a condition of this Agreement, each Licensed Operator shall use the Licensed IP only as set forth herein and in connection with the Licensed Operator’s Business as identified herein, in compliance with Applicable Law, and shall not knowingly use, or knowingly allow to be used, the Licensed IP in any manner which adversely affects the quality, value, brand, goodwill, or reputation of the Licensed IP, IP Owner, or Licensor in any way.

(h)       In the event Licensor elects to create, develop, or design any other product of similar design, utility, or competition to the Licensed Products (each, a “New Product”) and further intends to license any New Product in the Territory or otherwise, and as long as there is no material default existing beyond any applicable notice and cure period under this Agreement, then Licensor grants to the Licensee and each Licensed Operator a continuing first right of refusal to an exclusive right and license for such New Product in the Territory, upon the same terms and conditions set forth herein. If Licensee accepts such offer, Licensor and Licensee shall execute an addendum updating the items listed on Exhibit A.

(i)       The Parties acknowledge and agree that nothing contained in this Agreement shall be construed to create a franchise or make either party the franchisee of the other. Licensee and each Licensed Operator acknowledges and agrees that the marketing system it intends to use with regards to the Licensed Products has not been, nor will it be, prescribed in substantial part by Licensor. Licensee and each Licensed Operator hereby releases any and all claims that Licensor or IP Owner has violated any franchise disclosure or other franchisor obligation in connection herewith.

(j)       Licensee and each Licensed Operator shall not at any time do or cause to be done any act or thing which may in any way impair or contest any part of Licensor’s or IP Owner’s right, title, or interest in and to the Licensed IP or assist any third party in doing so. In connection with the use of the Licensed IP, Licensee and each Licensed Operator shall not in any manner represent that it has any ownership or other rights in or to the Licensed IP outside the scope of those granted by this Agreement. Licensee and each Licensed Operator acknowledges that use of the Licensed IP shall not create in Licensee or any Licensed Operator any right, title, or interest in or to the Licensed IP and all use of the Licensed IP shall inure to the benefit of Licensor or IP Owner.

2.       DISTRIBUTION OBLIGATIONS.

(a)       Licensor acknowledges that Applicable Law requires a third party to transport and distribute the Licensed Products (the “Distributor”) on behalf of Licensee in the Distribution Territory. Licensee and each Licensed Operator shall appoint a Distributor, in its sole discretion to act in such capacity as described in this Agreement.

(b)       Licensee and each Licensed Operator agrees to use best efforts to promote the sale of Licensed Products throughout the Distribution Territory to Licensee Retail Locations and third-party retail locations (collectively, “Retailers”).

(c)       Each Licensed Operator agrees to maintain, store, and transport the Licensed Products in accordance with those Quality Standards promulgated by Licensor and set forth on Exhibit D, as the same may be amended from time to time, and to ensure that all Retailers purchasing and selling the Licensed Products maintain, store, and dispense the Licensed Products in accordance with said Quality Standards.

(d)       Each Licensed Operator shall use best efforts to ensure and shall cause each Retailer to ensure that all Licensed Products on a first-in, first-out basis and only sell Licensed Products with a minimum of ninety (90) days of remaining shelf life. Under no circumstances shall a Licensed Operator or Retailer sell Licensed Product that has exceeded its shelf life.

3.       BRANDED PACKAGING.

(a)       Licensee shall originate and provide Branded Packaging that is approved for use in connection with the Licensed Products. At execution of this Agreement, Licensee shall create Branded Packaging that is in compliance with Applicable Law and incorporates any necessary identifying information of Licensee and other required materials. Licensee shall have the sole responsibility for ensuring that Branded Packaging complies with Applicable Law for the Territory.

(b)       Licensee shall be entitled to make any alterations to the Branded Packaging without the prior specific written approval of Licensor, subject to the rules and regulations in the Territory.

(c)       Licensee acknowledges that it is not required or mandated to purchase Branded Packaging from Licensor for use in connection with the Licensed Products and that nothing herein shall be construed to create a franchise or other joint venture.

4.       PAYMENT TERMS; TAXES.

(a)       Payment to Licensor by Licensee for Branded Packaging shall be due in accordance with the terms of corresponding Purchase Orders.

(b)       In consideration of the License, during the Term, Licensee shall pay to Licensor a monthly royalty equal to ten percent (10%) of the Gross Sales from Licensed Operator’s Cultivation Business associated with the Licensed Products (the “Royalty”). For purposes of this Section 4(b), “Net Sales shall mean gross revenue of the Licensed Products, less any returns, for Licensed Products arising from non-conformity, testing failure under Applicable Law or recall. Licensee shall, in its sole discretion, determine the wholesale pricing of the Licensed Products from Licensed Operator’s Cultivation Business; provided, however, that Licensee agrees that such prices will be at reasonable fair market value of similar products in the Territory.

(c)       Except for taxes based upon Licensor’s income, Licensee and each Licensed Operator is responsible for payment of all sales, use, gross receipts, excise, access, bypass, franchise, special district, cultivation, harvest, manufacturing, distribution, retail, and other local, state, and federal taxes, fees, charges, or surcharges, however designated, imposed on or based upon the provision, cultivation, manufacture, sale, or use of the Licensed Products as contemplated herein.

5.       GOALS AND PROMOTION OF THE LICENSED PRODUCTS.

(a)       Licensed Operator shall dedicate no less than Fifteen Thousand (15,000) square feet (“Dedicated Cultivation Space”) of cultivation space in one or more of Licensed Operator’s Cultivation Premises (which may be in one or more locations in Licensee’s sole discretion) for the Licensed Products. Licensee shall have twenty-four (24) months from the Effective Date of this Agreement to provide the Dedicated Cultivation Space.

(b)       Licensee and each Licensed Operator shall use commercially reasonable efforts to market and promote the Licensed Products in the Territory so as to maximize market demand and to meet the Goals.

(c)       Licensee and each Licensed Operator will offer the Licensed Products to all its current accounts and in all prospect meetings attended by any member of its sales staff. Any marketing or advertising materials, point of sale displays, signage, and related materials created by Licensee in connection with the distribution and marketing of the Licensed Products shall be approved in advance by Licensor. All such marketing costs and expenses shall be borne by equally between the Licensor and Licensee.

(d)       Licensee may request certain promotional activities by Licensor within the Territory, such as but not be limited to, mutually agreeable social media promotions to market, advertise, and promote the Licensed Products and guest appearances by Licensor brand representative. Licensor shall accommodate such requests on a commercially reasonable basis and accounting for all other markets in which the Licensed Products are produced, sold, or promoted, new target territories, requests granted for other licensees, and any other pertinent information.

6.       TECHNICAL SUPPORT; TRAINING.

(a)       After the Effective Date, Licensor shall promptly disclose the Licensed Know-How to each Licensed Operators. From the Effective Date, upon reasonable notice and during Licensor’s normal business hours, Licensor shall designate no less than one (1) technical liaison(s) for communications with each Licensed Operator’s technical staff and provide each Licensed Operator with a reasonable amount of technical assistance by telephone and email regarding the Know-How, including proper cultivation and production of the Licensed Products.

(b)       During the Term, Licensor shall, at the request of the Licensee, provide ongoing training and guidance to Licensee’s employees and contractors in Licensor’s methods for exploiting the Licensed Know-How and cultivating and manufacturing the Licensed Products as is reasonably necessary for Licensee’s development and commercial exploitation of the Licensed Know-How and Licensed Products, including training methods, standard operating procedures (SOPs), formulas, data, mixture recipes, and other reasonably required information for using the Licensed IP to cultivate Licensor’s unique strains of cannabis and manufacture the Licensed Products until such production becomes fully operational. In addition, during the Term, Licensor shall from time to time be available to render advice, discuss issues and offer general guidance to Licensee by telephone, email, and other methods with respect to strategy, planning, marketing, cultivation, production, and operating each Licensed Operator’s retail facilities in the Territory as they relate to the Licensed Products.

(c)       In order to preserve the inherent value of the licensed IP and Licensed Products, Licensee and each Licensed Operator shall ensure that the nature and quality of the Licensed Products, the Licensee agrees to use reasonable efforts to ensure that it maintains the quality of the Licensed Operator’s Business and the operation thereof equal to the standards prevailing in the operation of the Licensors and Licensed Operator’s Business as of the date of this Agreement. In the event of a non-conforming use or the cultivation or manufacturing of Licensed Products that is of a quality below industry standards (each a “Non-Conforming Product”), Licensor shall inform the Licensee of such Non-Conforming Product, the reason that a Non-Conforming Product is below the industry qualify of standard, and offer the Licensee and each Licensed Operator a reasonable time to cure. Licensor, Licensee and each Licensed Operator shall work together in good faith when necessary to cure any processes or materials relating to the Non-Conforming Product when necessary, In the event that on-site Training is deemed necessary by either Party in their reasonable discretion, Licensee shall also be responsible for all reasonable travel costs associated therewith.

7.       QUALITY STANDARDS. Licensee agrees that its failure to meet the standards and conduct set forth in this section and the Quality Standards shall constitute a material breach of this Agreement.

(a)       Licensee and each Licensed Operator shall protect and maintain the Licensed IP by using the Licensed IP strictly in compliance with the terms of this Agreement and by producing the Licensed Products in strict compliance with and in accordance with the minimum quality standards promulgated by Applicable Law in the Territory.

(b)       At the request of the Licensee or any Licensed Operator, Licensor will provide instructions on the proper nutrients, drying, and curing process, which preserves the highest quality possible product for the Genetics.

(c)       Licensee shall, at Licensor’s request, provide Licensor with samples of all packaging, marketing, advertising or any other material bearing the Marks or used in connection with the Licensed IP for inspection.

(d)       Each Licensed Operator agrees to maintain and store raw materials and the Licensed Products in accordance with the Applicable Law at all times.

(e)       Licensor or its representative shall have the right, but not more than twice per year, to inspect any and each Licensed Operator’s facilities, including but not limited to facilities where Licensed Products are cultivated, manufactured, warehoused, distributed, marketed, or sold upon reasonable advance notice.

(f)       Each Licensed Operator agrees to have each batch of Licensed Products tested in accordance with Applicable Law and the Quality Standards set forth on Exhibit D by duly licensed and accredited testing facilities and make available Licensor with true and correct copies of all test results associated with the Licensed Products or products containing the Licensed IP.

(g)       Each Licensed Operator agrees that during cultivation it will keep the Licensed IP separate and distinct from the other varieties it grows, such that the Licensed IP is not cross-bred or genetically intermingled with other plant material or genetics (for the avoidance of doubt, this standard does not necessarily require physical barriers if cross-breeding is otherwise avoided.

(h)       Licensee and each Licensed Operator covenants and agrees that, during the term of this Agreement, neither it nor any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees, or directors, shall in any way, directly or indirectly, alone or in concert with others, cause, express, or cause to be expressed, orally or in writing, any remarks, statements, comments, or criticisms that disparage, call into disrepute, defame, slander, or which can be reasonably be construed to be derogatory, critical of, or negative toward Licensor, IP Owner, its products or services, or such Parties subsidiaries, affiliates, successors, assigns, officers, directors, employees, stockholders, agents, attorneys or representatives, or any of their products or services.

8.       CHANGES TO LICENSEE PREMISES. Each Licensed Operator shall be entitled to change the location of size of such Licensed Operator’s Premises at any time, in such Licensed Operator’s sole discretion, so long as such change in location or size of such Licensed Operator’s Premises does not substantially interfere or interrupt such Licensed Operator’s obligations in this Agreement.

9.       INSURANCE.

(a)       During the Term of this Agreement, Licensee and each Licensed Operator shall, collectively, maintain, at its sole cost and expense, in full force and effect its own: (i) Comprehensive general business liability insurance policy, consistent with commercial practices or standards for similar industries, insuring against any and all loss, liability, or business interruption arising from the obligations and activities of that party hereunder including, without limitation, those arising from, product liability, personal injury, wrongful death, or property damage and contractual liability with respect to the indemnity obligations set forth in this Section. The coverage amount of such insurance policy shall not be less than One Million Dollars ($1,000,000.00 USD) per occurrence and Two Million Dollars ($2,000,000.00 USD) in the aggregate; (ii) Errors and Omissions/Professional Liability with a limit of not less than One Million Dollars ($1,000,000.00 USD) per occurrence and Two Million Dollars ($2,000,000.00 USD) in the aggregate; and (iii) Worker’s compensation insurance in amounts as may be required by Applicable Law.

10.       REPORTING; RECALLS.

(a)       Licensee will deliver reports pertaining to crop yields, manufacturing, distribution, marketing, and wholesale and retail sales, which shall include price and testing results for each order (“Reports”) no later than the fifteenth (15th) day of the following month and within fifteen (15) days of any request therefore by Licensor. Additionally, upon request and with reasonable notice Licensee will deliver reports pertaining to marketing, feedback from events or other meetings or events where a Licensed Operator has marketed or sold the Licensed Products.

(b)       Licensee shall promptly inform Licensor, in writing, of any and all consumer complaints or claims (each, a “Claim”) regarding the Licensed Products or any product containing the Licensed UP delivered to it or which comes to its attention. Such Claim reports shall contain the date the consumer complaint was received, the name and address of the reporting person, and a detailed description of the circumstances. Claims shall be reported within fourteen (14) days of receipt, except for “serious” Claims, which shall be reported not later than twenty-four (24) hours following receipt. A “serious” Claim shall mean one alleging an adverse reaction or product defect that causes injury to the consumer that is fatal, life-threatening, disabling, incapacitating, or which results in prolonged hospitalization, and shall also include any media inquiry or government inquiry with respect thereto.

(c)       If Licensor or a governmental authority notifies a Licensed Operator of the need to recall any Licensed Products currently in the marketplace, such Licensed Operator agrees that it shall fully cooperate with Licensor and take all necessary actions reasonably requested by Licensor in connection with a recall of any Licensed Products, including but not limited to, a notification to accounts and retrieval of recalled Licensed Products from accounts, at such Licensed Operator’s sole expense unless Licensor is deemed to be at fault for all or any portion of the need to recall any Licensed Products, in which case Licensor shall share such costs commensurate with its responsibility.

11.       CONFIDENTIAL INFORMATION. The Parties acknowledge and agree that they shall be bound by those confidentiality provisions attached hereto as Exhibit E. In addition, Licensee acknowledges and agrees that the terms of this Agreement shall be deemed confidential information of Licensor and shall not be shared without Licensor’s prior written consent.

12.       REPRESENTATIONS AND WARRANTIES. Licensor, Licensee and each Licensed Operator represent and warrant and covenant to each other that: (i) it has the authority, and any required consents, to execute, deliver and perform its obligations and that the person signing for each Party has implied or explicit authority to execute and enter into this Agreement; (ii) the execution, delivery and performance of this Agreement will not conflict with or result in a violation of any law, ordinance, regulation, ruling, judgment order or injunction of any court or governmental instrumentality to which each party is subject, or by which each party or any of its assets or properties are bound and will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit to which each party is a party or by which each party or any of its assets or properties are bound.

13.       TERM AND TERMINATION.

(a)       The initial term of this Agreement shall be for five (5) years (“Initial Term”) starting from the Effective Date and shall automatically renew for successive one (1) year terms (each, a “Renewal Term;” together with the Initial Term, the “Term.”); provided, however, that Licensee shall be entitled to terminate this Agreement at any time during the Term upon giving the Licensor written notification of its desire to terminate this Agreement at least ninety (90) days in advance of such termination.

(b)       Notwithstanding any provision of this Agreement to the contrary, Licensor shall have the right to terminate this Agreement at any time, effective immediately upon written notice, in the event that Licensee or any Licensed Operator engages in any act or omission that, in the sole, but reasonable, determination of Licensor, substantially damages either the reputation or image of Licensor, IP owner, or of the cannabis industry (“Incompatible Conduct”). Incompatible Conduct shall include, but not be limited to, the following: Advertising by Licensee or any Licensed Operator directed at minors; statements by Licensee or any Licensed Operator defaming Licensor or IP Owner or its products; criminal activities, per Applicable Law, by Licensee or any Licensed Operator or its senior executives. Licensee and each Licensed Operator agrees that this section sets forth examples of the nature and gravity of acts and omissions constituting Incompatible Conduct, but that such examples shall not limit the nature of acts that could be construed as Incompatible Conduct according to Applicable Law.

(c)       As of the effective date of termination of this Agreement, the License shall terminate and Licensee and each Licensed Operator shall immediately discontinue any use of the Licensed IP; provided, however, that Licensee and each Licensed Operator may continue to use the Marks and Copyrights in accordance with this Agreement in connection with any remaining inventory of the Licensed Products existing as of the date of such termination for the lesser of twelve (12) months or until such inventory is exhausted.

(d)       Upon the termination of this Agreement as provided above, the Parties shall be released from further obligations hereunder except for accounting and payment of any fees or compensation accrued and owed to Licensor, the provisions relative to confidentiality, any restrictive covenant contained herein, and any damage or liability resulting from the breach of any representation and warranty made herein.

(e)       Licensee and each Licensed Operator covenants and agrees that, after the Agreement is terminated for any reason, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees, or directors, shall in any way, directly or indirectly, alone or in concert with others, cause, express or cause to be expressed, orally or in writing, any remarks, statements, comments or criticisms that disparage, call into disrepute, defame, slander or which can be reasonably be construed to be derogatory or critical of, or negative toward the other party or its products or services, or such other party’s subsidiaries, affiliates, successors, assigns, officers, directors, employees, stockholders, agents, attorneys or representatives, or any of their products or services.

14.       DEFAULT; REMEDY.

(a)       Each and any of the following shall be considered an “Event of Default:”

(i)       If Licensee ceases to do business as a going concern;

(ii)       If Licensee or any Licensed Operator breaches any provision of this Agreement; or

(iii)       A Licensed Operator incurs a revocation of any cannabis license under Applicable Law

(b)       Licensee and each Licensed Operator acknowledges and agrees that Licensor shall be entitled to specific performance of the terms and conditions set forth herein and to preliminary and permanent injunctive relief relating to the enforcement of such terms and conditions. Licensor shall not be required to post a bond or to show special damages in any proceeding seeking any such equitable relief.

15.        INDEMNIFICATION.

(a)       Licensee and each Licensed Operator hereby agrees to indemnify and defend Licensor and forever hold Licensor harmless from and against all third-party claims, suits, actions, proceedings, damages, losses or liabilities, costs, or expenses (including reasonable attorneys’ fees and expenses) arising out of, based upon, or in connection with (i) Licensee’s or Licensed Operator’s actions or omissions related to this Agreement; (ii) any breach of any of the Licensee’s or Licensed Operator’s representations and warranties as set forth in this Agreement; (iii) any alleged defects or dangers inherent in the Licensed Products or the use thereof that is not solely attributable to the Licensed IP as provided by Licensor; (iv) any injuries or damages to purchasers, users, or consumers of Licensed Products or arising from or related to the use of the Licensed Products that is not solely attributable to the Licensed IP as provided by Licensor; (v) any violation of Applicable Law as it relates to Licensed Operator’s Business; or (vi) any tax or federal penalty related to related to Licensed Operator’s Business.

(b)       Licensor hereby agrees to indemnify and defend Licensee and each Licensed Operator and hold Licensee and each Licensed Operator harmless from and against all third-party claims, suits, actions, proceedings, damages, losses or liabilities, costs, or expenses arising out of, based upon, or in connection with (i) any breach of any of the Licensor’s representations and warranties or covenants as set forth in this Agreement; (ii) any alleged defects or dangers inherent in the Licensed Products or the use thereof that is solely attributable to the Licensed IP as provided by Licensor; (iii) any violation of Applicable Law as it relates to Licensor in the Territory; or (iv) any injuries or damages to purchasers, users, or consumers of Licensed Products or arising from or related to the use of the Licensed Product that is solely attributable to the Licensed IP as provided by Licensor.

(c)       In connection with any claim arising hereunder, the indemnifying party may conduct the defense and have control of the litigation and settlement, provided that the indemnified party shall fully cooperate in defending against such claims. The indemnified party shall deliver prompt notice to the indemnifying party of any such claims.

(d)       Except for the Parties’ indemnification obligations hereunder, in no event shall either party be liable for any indirect, incidental, special, or consequential damages, or damages for loss of profits, revenue, data, or use, incurred by either party or any third party, whether in an action in contract or tort, even if the other party or any other person has been advised of the possibility of such damages.

(e)       Licensee and each Licensed Operator agree that under no circumstances shall Licensor’s liability under this Agreement exceed the fees paid by Licensee to Licensor under this Agreement during the three (3) months immediately preceding the date upon which the related claim arose.

16.       WARRANTIES.

(a)       Licensee’s Warranty. Licensee and each Licensed Operator warrants that products sold under or in connection with the Licensed IP will comply with Applicable Law in all aspects.

(b)       Licensor’s Warranty. Licensor warrants that it owns rights to the Licensed IP and that there are not any suits or proceedings pending or threatened which allege that any Licensed IP or the use thereof infringes upon such patents, copyrights, or trademarks.

(a)       No Other Warranty. THE EXPRESS WARRANTIES IN THIS AGREEMENT ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER EXPRESS, IMPLIED, OR STATUTORY, REGARDING THE LICENSED IP INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD-PARTY RIGHTS.

17.       DISPUTES.

(a)       In the event of any dispute or controversy arising out of or in any way related to this Agreement (a “Dispute”), the Parties will attempt in good faith to resolve through negotiation such Dispute. Either Party may initiate negotiations of any Dispute by providing written notice to the other party, setting forth the subject of the Dispute. The recipient of such notice will respond in writing within ten (10) calendar days with a statement of its position on and recommended solution to the Dispute. If the Dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority will meet at a mutually agreeable time and place within thirty (30) calendar days of the date of the initial notice in order to exchange relevant information and perspectives, and to attempt to resolve the Dispute.

(b)       If the Dispute is not resolved by these negotiations, such Dispute shall be settled exclusively by final and binding arbitration in Macomb County, Michigan.

(c)       The Parties submit and consent to the exclusive jurisdiction of the state courts in the County of Macomb, State of Michigan, USA to compel arbitration, to confirm an arbitration award or order, or to handle other court functions exclusively in accordance with the Michigan Arbitration Act. The Parties may seek recognition and enforcement of any Michigan state court judgment confirming an arbitration award or order in any U.S. state court or in any court outside the United States and its territories. The Parties expressly waive any right of removal to the United States federal courts, and the Parties expressly waive any right to compel arbitration, confirm any arbitral award, or seek any aid or assistance of any kind in the United States federal courts. By entering into this Agreement, the Parties are waiving their constitutional right to have any Disputes decided in a court of law or before a jury and waive the right of appeal, and instead of relying on said rights, each Party is solely and knowingly accepting the use of arbitration as a means of resolution of any Disputes. The Parties agree that this clause has been included to rapidly and inexpensively resolve any disputes between them with respect to this Agreement.

(d)       The laws of the state of Michigan shall apply exclusively as the laws governing this arbitration agreement between the Parties.

(e)       An arbitrator exceeds his or her powers by voiding or refusing to enforce any contracts or arbitration agreements between the Parties based solely on the cannabis-related nature of the contract. In the event the right to arbitrate any dispute, claim or controversy arising out of or relating to this agreement is rendered invalid or unenforceable, the dispute, claim or controversy arising out of or relating to this agreement shall be subject to the exclusive jurisdiction of the state courts in the County of Macomb, State of Michigan, USA, unless otherwise agreed upon by the Parties.

18.       MISCELLANEOUS TERMS.

(a)       Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(b)       Authority. This Agreement constitutes a legally binding obligation of Parties in accordance with its terms and conditions. Each Party is empowered and duly authorized to enter into this Agreement.

(c)       Further Assurances. Parties agree and covenant that at any time, and from time to time, they shall promptly execute and deliver to the other Party such further instruments and documents and take such further action as each Party may reasonably require in order to carry out the full intent and purpose of this Agreement, and to comply with all federal, state, local, or foreign laws, constitutions, codes, statutes, and ordinances of any governmental authority that may be applicable hereunder.

(d)       Attorneys’ Fees. In the event that any Party institutes any arbitration or other legal action not in contravention of this Agreement, against the other Party, to enforce the terms contained in this Agreement or obtain any other remedy arising out of or relating to this Agreement, the prevailing party shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses.

(e)       Remedy. Money damages may not be a sufficient remedy for any breach of this Agreement by either Party and, in addition to all other remedies, each Party may seek (and may be entitled to) as a result of such breach, specific performance and injunctive or other equitable relief as a remedy, without the need for posting bond or other security.

(f)       Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (1) when delivered by hand (with written confirmation of receipt); (2) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (3) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (4) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective Parties at the following addresses or at such other address for a Party as shall be specified in a notice given in accordance with this section:

	If to Licensor:	If to Licensee or a Licensed Operator:
	OG Raskal Genetics, LLC	Spartan Partners Licensing, LLC
Address:	15886 Sedona Drive	888 W. Big Beaver Rd., Suite 870,
	Chino Hills, CA 91709	Troy, MI 48084

Attn:	Michael Boonchoo	Adel Fakhouri
Email:	ograskal@msn.com	afakhouri@plunkettcooney.com

(g)       Written Consents. The terms “written” and “in writing” as used in this Agreement, include any form of recorded message in the English language capable of comprehension by ordinary visual means and may include electronic transmissions, such as facsimile, e-mail, text messaging, and other forms of electronic messaging, provided that: (i) electronic transmissions to the Party, has in effect reasonable measures to verify that the sender is the person purporting to have sent such transmission; and (ii) the transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.

(h)       Severability of Sections. If any provision of this Agreement shall be determined to be illegal or unenforceable by any court of law or any competent governmental or other authority, the remaining provisions shall be severable and enforceable in accordance with their terms so long as this Agreement without such terms or provisions does not fail in its essential commercial purpose or purposes. The Parties will negotiate in good faith to replace any such illegal or unenforceable provision or provisions with suitable substitute provisions that will maintain the economic purposes and intentions of this Agreement.

(i)       Entire Agreement. This Agreement and its exhibits which are incorporated herein by reference, constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(j)       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(k)       Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party hereto and shall become effective upon complete execution by all Parties.

(1)       Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

(m)       Force Majeure. If the performance of this Agreement or any obligations hereunder (other than an obligation for the payment of money when due) is prevented, restricted or interfered with by reason of earthquake, pandemic, fire, flood, or other casualty or due to strikes, riot, storms, explosions, acts of God, war, terrorism, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt notice to the other Party, be excused from such performance during such prevention, restriction, or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement.

(n)       Assignment. Licensor may, in its sole discretion, assign this Agreement and its rights and obligations hereunder, in whole or in part, to any corporation or other entity with or into which Licensor may hereafter merge or consolidate or to which Licensor may transfer all or substantially all of its assets, if in any such case said corporation or other entity shall by operation of law or expressly in writing assume all obligations of Licensor hereunder as fully as if it had been originally made a party hereto; neither Party may otherwise assign this Agreement or its rights and obligations hereunder without the express prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(o)       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(p)       Governing Law. This Agreement and all related documents including all exhibits attached hereto and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the State of Michigan.

(q)       No Merger of Entities, Financial Partnership, of Joint Venture. This Agreement creates an independent contractor relationship between the Parties. Nothing contained in this Agreement shell be construed in (i) give any Party the power to direct, manage and control the day-to-day activities of the other; (ii) constitute the Parties as partners, joint-venturers, co-owners or otherwise as participants in a joint or common undertaking; or (iii) constitute any Party, its agents or employees as employees of any other Party or grant any of them the power or authority to act for, bind, or otherwise create or assume any obligation on behalf of any of the other Party for any purpose whatsoever.

(r)       Federal Cannabis Laws Defined. Federal Cannabis Laws means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. $ 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

LICENSOR:		LICENSEE:

OG RASKAL GENETICS, LLC		SPARTAN PARTNERS LICENSING, LLC

By:	/s/ Michael Boonchoo	By:	/s/ Adel Fakhouri
Name:	Michael Boonchoo	Name:	Adel Fakhouri
Title:	Sole Member	Title:	A.S.O.
Date:	Aug 9th 2020	Date:	August 9, 2020

EXHIBIT A

Territory and Licensed IP

Territory:

Activity	Territory
Manufacturing	State of Michigan, United States (exclusive)
Indoor Cultivation	State of Michigan, United States (exclusive)
Outdoor Cultivation	State of Michigan, United States (exclusive)
Retail	State of Michigan, United States (exclusive)

Trademarks:

Trademark	Class/Goods or Services	Registration/ Application No.

Genetics:

Strain Name
White Fire # 3
White Fire # 5
Strawberry Bubba Kush
Fire Og
White Romulan
WifiMints
Wifi43

EXHIBIT B

Licensed Products

Product
Flower

EXHIBIT C

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

This JOINDER TO THE LICENSING AGREEMENT, dated as of   June, 2020 (this “Joinder Agreement”) is made by and between Licensor and the undersigned “Licensed Operator”). Any of the capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the Licensing and Packaging Agreement entered into by Licensor and Spartan Partners Licensing on   June, 2020 (the “License Agreement”)

WHEREAS, Licensed Operator operates in the Territory;

WHEREAS, Licensed Operator operates in full compliance with Applicable Laws;

WHEREAS, Licensed Operator desires to license from Licensor and, subject to the terms and conditions set forth herein, Licensor desires to license to Licensee, use of the Licensed Products, in compliance with Applicable Laws; and

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Joinder Agreement hereby agree as follows:

1.       Joinder. Licensed Operator hereby joins and becomes a party to, and Licensor hereby accepts Licensed Operator as a party to, the License Agreement. Licensor and Licensed Operator each acknowledge and agree that Licensed Operator is entitled to the benefits, and is subject to the obligations, of a Licensed Operator under the License Agreement.

2.       Acknowledgment. Licensed Operator acknowledges that it has received and reviewed a complete copy of the License Agreement.

3.       Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Joinder Agreement will be governed by, and construed in accordance with those set forth in the License Agreement.

4.       Counterparts. This Joinder Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

COMPANY:

AEY HOLDINGS, LLC	AEY THRIVE, LLC

BY:	BY:
NAME: DAVID J. MALINOSKI	NAME: DAVID J. MALINOSKI
TITLE: PRESIDENT	TITLE: PRESIDENT

CONTINUED ON NEXT PAGE

AEY CAPITAL, LLC	3 STATE PARK, LLC

BY:	BY:
NAME: DAVID J. MALINOSKI	NAME: DAVID J. MALINOSKI
TITLE: PRESIDENT	TITLE: PRESIDENT

BUENA VISTA REAL ESTATE, LLC	PURE RELEAF SP DRIVE, LLC

BY:	BY:
NAME: DAVID J. MALINOSKI	NAME: DAVID J. MALINOSKI
TITLE: PRESIDENT	TITLE: PRESIDENT

EXHIBIT D

Quality Standards

Manufacturer Monitoring. Each Licensed Operator will monitor the production and packaging of each production run in accordance with Licensee’s quality assurance monitoring procedures to assure compliance with Product Specifications and Branded Packaging. All monitoring documentation will be provided to Licensor via email prior to delivery of the product.

Product Specifications. “Product Specifications” shall mean dried cannabis flower that: (i) is trimmed to reduce crow’s feet, visible stem protruding from the flower bud and minimal leaf beyond exterior of calyx; (ii) Licensed Products that are of merchantable quality under Applicable Law; and (iii) be fit and safe for use under Applicable Law.

Lesser Quality Product. If any batch or bulk of dried flower or other Licensed Product is deemed to be a Non-Conforming Product (a “Lesser Quality Product”), each Licensed Operator may determine, in its sole discretion, if such Lesser Quality Product can be used for extraction or other Licensed Products as set forth in Exhibit B (e.g. concentrated oils and ingestibles) (“Alternative Use Product”). Licensor shall defer to such Licensed Operator’s discretion for using a Lesser Quality Product as an Alternative Use Product provided that such Alternative Use Product shall comply with Applicable Law.

Examination. Under the quality assurance monitoring procedures, for each Production Run, each Licensed Operator will examine samples of each Licensed Product prior to packaging and each Licensed Product after packaging.

Licensor Inspection. Licensor, upon providing reasonable advance notice to the Licensee, may observe and examine all operations, quality control procedures, production, and inventory records relevant to the production and packaging conducted pursuant to this Agreement.

EXHIBIT E

Confidentiality Provisions

1. Confidentiality Obligations. Each party (the “Receiving Party”) acknowledges that in connection with this Agreement it will gain access to Confidential Information of the other party (the “Disclosing Party”). As a condition to being furnished with Confidential Information, the Receiving Party shall, during the Term and for two (2) years thereafter:

i.	not use the Disclosing Party’s Confidential Information other than as strictly necessary to exercise its rights and perform its obligations under this Agreement; and

ii.	maintain the Disclosing Party’s Confidential Information in strict confidence and, subject only to what is necessary to fulfill the terms of this Agreement, not disclose the Disclosing Party’s Confidential Information without the Disclosing Party’s prior written consent, provided, however, the Receiving Party may disclose the Confidential Information to its Representatives who:

1.	have a “need to know” for purposes of the Receiving Party’s performance, or exercise of its rights with respect to such Confidential Information, under this Agreement;

2.	have been apprised of this restriction; and

3.	are themselves bound by written nondisclosure agreements at least as restrictive as those set out in this Agreement, provided further that the Receiving Party shall be responsible for ensuring its Representatives’ compliance with, and shall be liable for any breach by its Representatives.

The Receiving Party shall use reasonable care, at least as protective as the efforts it uses with respect to its own confidential information, to safeguard the Disclosing Party’s Confidential Information from use or disclosure other than as permitted hereby.

b.	Exceptions. If the Receiving Party becomes legally compelled to disclose any Confidential Information, the Receiving Party shall: (a) provide prompt written notice to the Disclosing Party so that the Disclosing Party may seek a protective order or other appropriate remedy or waive its rights under this Agreement; and (b) disclose only the portion of Confidential Information that it is legally required to furnish.

2.	Return of Materials. All documents and other tangible objects containing or representing Information that have been disclosed by the Licensor to the Licensee or its Representatives, all Notes, and all copies or extracts thereof, shall be and remain the property of the Licensor and shall be promptly returned to the Licensor or destroyed upon the Licensor’s written request (but in any event within fifteen business days of such request) and the Licensee shall notify the Licensor in writing upon completion of such return or destruction. Notwithstanding the foregoing, the Licensee may retain in the offices of its legal advisor a single archival copy of Information provided by the Licensor under this Agreement, which copy shall only be used by the Licensee and its legal advisors in connection with the review of its obligations under this Agreement and compliance with Applicable Laws; provided, that such retained Information shall be retained subject to the confidentiality and use terms contained in this Agreement.

3.	No License. Nothing in this Agreement is intended to grant any rights to either party under any patent, mask work right, copyright, trade secret, or other intellectual property right of the other party, nor shall this Agreement grant any party any rights in or to the other party’s Information. To the extent that Licensor provides Licensee with specifications, designs, or requirements and Licensee provides ideas, suggestions, or recommendations regarding that information (“Feedback”), these discussions will not constitute joint development. Licensor is free to use and incorporate the Feedback without any obligation to Licensee and Licensor will assume all right, title, and interest in any Feedback.

4.	Presentation of Privilege. To the extent that any Information provided or made available hereunder may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Licensee and the Licensor understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Information provided or made available by the Licensor that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Nothing in this Agreement obligates the Licensor to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.